UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54151

HICKS ACQUISITION COMPANY II, INC.

(Exact name of registrant as specified in its charter)

100 Crescent Court, Suite 1200

Dallas, Texas 75201

(214) 615-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants to purchase Common Stock

Units, each consisting of one share of Common Stock and one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share: 0 holders

Warrants to purchase Common Stock: 0 holders

Units, each consisting of one share of Common Stock and one Warrant: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Hicks Acquisition Company II, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HICKS ACQUISITION COMPANY II, INC.

Date: August 9, 2012	By:	/s/ Christina Weaver Vest
Name: Christina Weaver Vest Title: President, Chief Executive Officer and Chief Financial Officer